ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
3 May to 2 June 2016

1 June 2016

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 May 2016 consisted of 3,924,038,086 ordinary shares, of which, 177,167,526 were held as treasury shares; leaving a balance of 3,746,870,560 shares with voting rights.

The figure of 3,746,870,560 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: A Morgan, Assistant Company Secretary, (0207 004 3228).

31 May 2016

National Grid plc (National Grid)

Notification of Major Interest in National Grid Ordinary Shares

National Grid has received a notification on Form TR-1 from BlackRock, Inc. that its total interest in National Grid voting ordinary shares is as shown below.

1. Identity of the issuer or the underlying issuer of
existing shares to which voting rights are attached:
ii	National Grid PLC

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	X

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the
notification obligation: iii	BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.): iv

5. Date of the transaction and date on which the threshold is crossed or reached:
[v]	26 May 2016

6. Date on which issuer notified:	27 May 2016

7. Threshold(s) that is/are crossed or reached: vi, vii	Voting rights attached to shareholding for BlackRock, Inc. has gone below 5%

8. Notified details:

A: Voting rights attached to shares viii, ix

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction

	Number of Shares	Number of Voting Rights	Number of shares

			Direct	Direct xi	Indirect xii	Direct	Indirect

GB00B08SNH34	203,908,522	203,908,522	N/A	N/A	147,120,326	N/A	3.92%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial	Expiration date	Exercise/ Conversion	Number of voting	% of voting
instrument	xiii	Period xiv	rights that may be acquired if the instrument is exercised/ converted.	rights

Securities Lending			76,916,751	2.05%

American Depository Receipt			44,305	0.00%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx

CFD				457,161	Nominal	Delta

					0.01%	0.01%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
224,538,543	5.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held,
if applicable: xxi

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock (Singapore) Holdco Pte. Ltd.

BlackRock Asia-Pac Holdco, LLC

BlackRock HK Holdco Limited

BlackRock Cayco Limited

BlackRock Trident Holding Company Limited

BlackRock Japan Holdings GK

BlackRock Japan Co., Ltd.

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock Holdco 4, LLC

BlackRock Holdco 6, LLC

BlackRock Delaware Holdings Inc.

BlackRock Fund Advisors

BlackRock, Inc.

Trident Merger, LLC

BlackRock Investment Management, LLC

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Australia Holdco Pty. Ltd.

BlackRock Investment Management (Australia) Limited

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Group Limited

BlackRock Advisors (UK) Limited

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock Holdco 4, LLC

BlackRock Holdco 6, LLC

BlackRock Delaware Holdings Inc.

BlackRock Fund Advisors

BlackRock Institutional Trust Company, National Association

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Holdco 3, LLC

BlackRock Canada Holdings LP

BlackRock Canada Holdings ULC

BlackRock Asset Management Canada Limited

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Group Limited

BlackRock Investment Management (UK) Limited

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Group Limited

BlackRock Investment Management (UK) Limited

BlackRock Asset Management Deutschland AG

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock Capital Holdings, Inc.

BlackRock Advisors, LLC

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Group Limited

BlackRock International Limited

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock (Singapore) Holdco Pte. Ltd.

BlackRock Asia-Pac Holdco, LLC

BlackRock HK Holdco Limited

BlackRock Asset Management North Asia Limited

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Group Limited

BlackRock (Netherlands) B.V.

Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	BlackRock Regulatory Threshold Reporting Team

14. Contact name:	Laurel Clark

15. Contact telephone number:	020 7743 3650

This notice is in compliance with National Grid’s obligations under the Disclosure and Transparency Rules.

David Whincup
Assistant Company Secretary
0207 004 3209

12 May 2016

UK RIIO-T1 Mid-Period Review

National Grid notes Ofgem’s announcement to launch a Mid-Period Review (MPR) for the RIIO-T1 price control. As expected, the scope of this MPR is narrow with no change to key financial parameters of the framework.

National Grid welcomes Ofgem’s continued commitment to the clarity and certainty offered by the eight-year RIIO framework, which has started to deliver important benefits for customers.

The areas covered by the MPR are limited, and relate to a few specific outputs which have an eight-year allowance of under £100million in Electricity Transmission, and £165 million in Gas Transmission. The Gas Distribution business is not included.

Ofgem will run a consultation process later this year, with any changes to be implemented in April 2017.

CONTACTS

Investors:
Aarti Singhal	+44 (0)20 7004 3170
David Brining	+44 (0)20 7004 3166
Media
Gemma Stokes	+44 (0)19 2665 5272
Sean Kemp	+44 (0)20 7004 3149
Brunswick
Tom Burns	+44 (0)20 7404 5959
Mike Smith	+44 (0)20 7396 3540

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the treats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. [ For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 173 to 176 of National Grid’s most recent Annual Report and Accounts, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2015 published on 10 November 2015.] In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

National Grid plc (“NG”)

Tuesday 10 May 2016

Notification of Directors’ and Executive Committee Members Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Elian Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 32,244 NG ordinary shares, on 9 May, under the scheme was confirmed by the Trustee late Monday 9 May, at a price of 999.871 pence per share, on behalf of some 2,800 participants.

The following Executive Directors and Executive Committee Members of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	15 Ordinary Shares

Andrew Bonfield	15 Ordinary Shares

John Pettigrew	15 Ordinary Shares

Executive Committee Member

Stephanie Hazell	15 Ordinary Shares

Alison Kay	13 Ordinary Shares

Mike Westcott	13 Ordinary Shares

The Directors and Executive Committee Members total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,661,160 Ordinary Shares

Andrew Bonfield	1,173,355* Ordinary Shares

John Pettigrew	649,007* Ordinary Shares

Executive Committee Member

Stephanie Hazell	5,191 Ordinary Shares

Alison Kay	91,580 Ordinary Shares

Mike Westcott	92,832 Ordinary Shares

Note: * The above figures include dividend re-investment shares previously not included.

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).